Flowr to Acquire 100% Interest in Holigen

TORONTO, June 24, 2019 -- The Flowr Corporation (TSX.V: FLWR; OTC: FLWPF) (“Flowr” or the “Company”) announced today that it has entered into a definitive agreement (the “Agreement”) to acquire (the “Acquisition”) the remaining 80.2% interest in Holigen Holdings Limited (“Holigen”) by way of a share purchase. Flowr previously announced its intention to acquire 19.8% of Holigen. Upon the Closing of the Acquisition, Flowr expects to own 100% of the issued and outstanding shares of Holigen. The Acquisition has been approved by the board of directors of each of Flowr and Holigen and is strongly supported by both management teams.

"The full acquisition of Holigen is a natural evolution of our global cannabis strategy. The combination of Flowr’s leading cultivation know-how and facility design with Holigen’s global footprint, expertise in GMP, and deep pharmaceutical experience is an excellent fit. The opportunities in the European and Australian-Asian medical cannabis markets are enormous and Holigen brings unmatched scale to service these regions,” said Vinay Tolia, Flowr’s Chief Executive Officer. “Over the course of this year, we have worked closely with Holigen’s management to help develop their incredible assets, notably Aljustrel, their Portuguese outdoor cultivation facility. Aljustrel, which is expected to be operational in the second half of 2019, is a planned 7 million square foot outdoor cultivation footprint with an expected ability to produce over 500,000 kilos annually and was deemed a Project of National Interest by the Portuguese Government. This acquisition positions us to be successful with two distinct and economically sustainable strategies, the premium dried flower market in Canada and the low-cost, large-scale extract medical market globally.”

The purchase price for the Acquisition is expected to be satisfied by the issuance to DFT Trading Limited and Pleiades Trading Limited, the vendors under the Agreement (the “Vendors”) of 32,632,545 Series 1 Voting Convertible Redeemable Preferred shares of the Company (the “Consideration Shares”), cash consideration in an amount equal to the Canadian dollar equivalent of €4,269,927.31 based on the Bank of Canada exchange rate on the business day prior to the closing date of the Acquisition (the “Closing”) and an amount equal to the Canadian dollar equivalent of certain amounts loaned by related parties to a Vendor to Holigen, up to a maximum amount of C$2,000,000 (collectively, the “Purchase Price”). In addition, Flowr has agreed to pay the aggregate amount of €1,378,106.53 to certain of Holigen’s creditors, subject to Closing. The Purchase Price is subject to adjustment based on the working capital of Holigen at Closing.

Pursuant to their terms (i) 10% of the Consideration Shares will automatically convert into common shares of Flowr (“Common Shares”) immediately after issuance on Closing; and (ii) 40% of the Consideration Shares will automatically convert into Common Shares six (6) months from the Closing, in each case on a 1:1 basis. The remaining 50% of the Consideration Shares will convert into Common Shares when and if Holigen achieves certain milestones related to the lodging of product applications and achieving certain planting targets in Australia and Portugal. Flowr has agreed to expend an aggregate of €17 million and AUD$11 million between closing and January 2020 in order to help Holigen achieve such planting targets. Except as provided by law, the holders of Consideration Shares are entitled to vote with the holders of outstanding Common Shares and in any such vote, each Consideration Share shall be entitled to a number of votes equal to the number of Common Shares into which such Consideration Share is convertible.

Pursuant to the Agreement, Flowr has agreed to appoint Pauric Duffy (the control person of DFT Trading Limited) to the board of directors of Flowr on Closing, subject to TSX.V approval, and Mr. Duffy and Peter Comerford (the control person of Pleiades Trading Limited) will be employed by the Company as Managing Director, Europe and Managing Director, Australia respectively. The Agreement contains customary representations, warranties and covenants of each of Flowr, the Vendors and certain guarantors of the Vendors, being DFT Holdings Limited (the parent of DFT Trading Limited), Pauric Duffy, Pleiades Holdings Limited (the parent of Pleiades Trading Limited) and Peter Comerford (the “Guarantors”).

In connection with the Acquisition, Mr. Duffy will indirectly receive, among other consideration, 26,160,060 Consideration Shares. As a result, Mr. Duffy will enter into a governance agreement with Flowr, whereby he will agree to certain customary standstill and transfer restrictions. The governance agreement also provides that until the earlier of the first business day on which Mr. Duffy beneficially owns shares of Flowr representing less than 13% of the then issued and outstanding Common Shares on a partially diluted basis, and (ii) the conversion or redemption of all of the Consideration Shares held by Mr. Duffy and his affiliates, the completion of certain transactions (as set out in the governance agreement) by the Company will require consent of Mr. Duffy (not to be unreasonably withheld). This consent right, however, will not restrict the board of directors of Flowr from exercising its fiduciary duties.

Holigen is to pay to its financial advisor a transaction fee of C$750,000 (the “Transaction Fee”), contingent upon the closing of a transaction such as the Acquisition. Pursuant to the SPA, the Company has agreed to pay the Transaction Fee if Closing occurs.

Closing is subject to, among other things, the TSX.V’s conditional approval of the listing of the Common Shares upon conversion of the Consideration Shares and the receipt of approval of Flowr’s shareholders (if required). If the Closing has not occurred on or before July 15, 2019 (which date may be extended by mutual agreement of the parties), and if such outside date has not been extended by the parties, Flowr or the Vendors may terminate the Agreement.

Each of Holigen and its subsidiaries, the Vendors and the Guarantors are arm’s length parties to Flowr.

About The Flowr Corporation

Flowr, through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own growing systems. Flowr expects to provide premium-quality cannabis to the adult-use recreational market and the medicinal market.

On behalf of The Flowr Corporation:
Vinay Tolia
CEO and Director

CONTACT INFORMATION

MEDIA:
Sean Griffin
Vice President, Communications & Public Relations
(877) 356-9726 ext. 1526
sean.griffin@flowr.ca

INVESTORS:
Thierry Elmaleh
Head of Capital Markets
(877) 356-9726 ext. 1520
thierry@flowr.ca

Forward Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr, Holigen and their respective businesses, which may include, but are not limited to: Flowr’s ownership interest in Holigen; the payment of consideration under the Agreement and payments to Holigen’s creditors; other statements about the Acquisition and matters ancillary thereto, including the completion and timing of the Acquisition; conditions precedent to the Acquisition being completed; the satisfaction of the lodging of product applications and the achievement of planting milestones in Portugal and Australia; the issuance of Consideration Shares and Common Shares; the employment of Mr. Duffy and Mr. Comerford; the appointment to the Board of Mr. Duffy; commitments made by Flowr to expend certain resources; the business, production and products of Flowr, the Acquisition being a pivotal turning point in Flowr's strategy and being transformational for Flowr, Holigen providing Flowr with a platform to take its business to the next level, and Holigen building what is expected to be one of the largest cannabis cultivation projects in the world.

Often, but not always, forward-looking information can be identified by the use of words such as “potential”, “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to the failure to obtain regulatory approvals (including approval of the TSX.V); the failure to complete the transactions described herein, including as a result of certain conditions not being satisfied; risks relating to the use of Flowr’s or Holigen’s products; risks relating to the markets in which Flowr and Holigen operate and/or distribute their respective products; possible failure to realize the anticipated benefits of the transaction described herein; the reliance on information provided by Holigen about its business and plans, risks associated with operating in the markets in which Flowr and Holigen operate; the failure to receive licenses and/or construct Flowr’s and/or Holigen’s facilities and sites, Holigen’s license and/or product applications being delayed or not completed; general economic and stock market conditions; risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators; and many other factors beyond the control of Flowr.

Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.